

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Peter Wexler
Executive Vice President and Chief Legal Officer
Newmont Corporation
6900 E Layton Avenue
Denver, Colorado 80237

> **Re: Newmont Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-31240**

Dear Peter Wexler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Financial Statements
Note 7 - Impairment Charges, page 160

1. We note that your cumulative losses before income and mining tax and other items for the Yanacocha segment over the last three years amount to $3.2 billion; and that annual losses exceeded revenues for the segment in each of the three years.

    Given the consecutive operating losses and $2.1 billion in total assets reported for the Yanacocha segment, please explain to us how you assessed the long-lived assets of the segment for recoverability in determining there was no impairment in 2023 or 2022, and in booking the $1 million impairment in 2021.

    Please submit the analysis that you performed in making these determinations, including details of all key assumptions involved and the basis for those assumptions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Gus Rodriguez at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation